UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2026

(Commission File No. 1 - 13522)

CHINA YUCHAI INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 7, 2026 – China Yuchai International Announces Unaudited 2026 First Half-Year Financial Results
99.2	Unaudited Consolidated Financial Statements for the First Half-Year Ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Yuchai International Limited
(Registrant)

By:	/s/ Weng Ming Hoh
Name:	Weng Ming Hoh
Title:	President and Director

Date: August 7, 2026